5Exhibit 12

ArvinMeritor, Inc.

Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended June 30, 2009

(In Millions)

Earnings Available for Fixed Charges (A):

Pre-tax loss from continuing operations	$(350)

Less:
Equity in earnings of affiliates, net of dividends	10
(340)
Add: fixed charges included in earnings:
Interest expense	73
Interest element of rentals	5
Total	78

Total earnings available for fixed charges:	$(262)

Fixed Charges (B):
Fixed charges included in earnings	$78
Capitalized interest	—
Total fixed charges	$78

Ratio of Earnings to Fixed Charges	(C)

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.

(C) The ratio coverage was less than 1:1. The company must generate additional earnings of $340 million to achieve coverage of 1:1.